Exhibit 4.7

Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Siemens Ltd. China to license SIVACON 8PT low-voltage switchboard

Siemens Ltd. China (“Siemens”) entered into a licensing agreement (“Agreement”) with Hainan Jinpan Electric Co. Ltd. (“Hainan Jinpan”) on May 16, 2011.   Siemens granted Hainan Jinpan the non-exclusive and non-transferable right to sell and to manufacture SIVACON 8PT low-voltage switchboard (“Licensed Product”) at its plant at No. 168, Nanhai Avenue, 7# plant, Haikou Free Trade Zone, Haikou city, Hainan Province, China.  Siemens conferred to Hainan Jinpan the right to use the trademark “SIVACON” to label the Licensed Product, but did not otherwise authorize Hainan Jinpan to use Siemen’s company name or trademark on the Licensed Product.  In consideration for the documentation of technical documentation and rights granted by Siemens, Hainan Jinpan agreed to pay Siemens a gateway fee of RMB 525,000 within 30 days of the effective date of the Agreement and a unit license fee of RMB 578 through the purchase of identification plates from Siemens.

Siemens agreed to provide to Hainan Jinpan start -up assistance, training, and consultancy services in connection with the licensing.  Hainan Jinpan agreed, agreed to require its supplier, to maintain a quality assurance system as stipulated in a separate Quality Assurance Agreement (“QAA”) and to monitor the Licensed Products in accordance with the regulations in the QAA.  Siemens is entitled to conduct audits to monitor compliance with the QAA.

Hainan Jinpan agreed to purchase certain function/design relevant system components stipulated in the Agreement from Siemens or from an authorized supplier designated by Siemens.  Hainan Jinpan agreed to manufacture all other mechanical components itself or purchase them from Siemens or a supplier authorized by Siemens.  Hainan Jinpan agreed to use components manufactured or purchased only for the manufacture of the Licensed Product.  The components may not be sold unless with the written consent of Siemens.

Siemens agreed to correct errors in the technical information immediately and at no charge and to supply the missing technical information immediately upon the written request of Hainan Jinpan.  Siemens and Hainan Jinpan also agreed that the parties shall refrain from infringement upon third party rights in the People’s Republic of China by performance of the Agreement.  However, where such infringement does occur, Siemens may at its own discretion either improve and/or amend the technologies concerned to make them non-infringing or obtain necessary rights from such third party or rescind the Agreement.  Hainan Jinpan cannot claim any other remedies from Siemens in case of infringement. Siemens agreed to ensure that the trademark “SIVACON”, which is the sole property of Siemens AG, is registered and protected in the People’s Republic of China for at least five (5) years after this Agreement, has come into force.  Siemens declared that it is not aware of any third-party rights which prevent manufacture and sale of the Licensed Products as provided for in this Agreement.  In the absence of any contrary agreement in this paragraph,   Siemens excluded all warranty / liability claims in irrespective of their legal basis.

Siemens and Hainan Jinpan agreed that Siemens is not obliged to maintain the industrial property rights licensed or to take action against third parties for breach of the industrial property right.  Hainan Jinpan is entitled to take legal action against third parties that infringe the rights conferred upon Hainan Jinpan by virtue of the Agreement.  Siemens shall support Hainan Jinpan in these measures to the best of tis ability, excluding any financial assistance.

The Agreement runs initially for three (3) years and then automatically renews for one (1) year at a time unless one of the parties gives other six (6) months of advanced written notice.